December 20, 2012

Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

    Re:      Resource Capital Corp.
    Form 10-K (the “10-K”)
    Filed March 15, 2012
    File No. 001-32733

Dear Mr. Wiggins:

On behalf of Resource Capital Corp. (the “Company”), we wish to respond to your comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated November 21, 2012 concerning the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Off-Balance Sheet Arrangements, page 68

1.	Please tell us how you determined that you were not required to provide disclosures related to your unconsolidated VIEs.

The Company understands that the Off-Balance Sheet Arrangements for an unconsolidated entity in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section requires disclosure of the (a) nature and business purpose of the unconsolidated entity; (b) financial importance as the unconsolidated entity; (c) financial impact and exposure to risk for the unconsolidated entity; and (d) contingencies involving continued availability of the unconsolidated entity. The Company advises the Staff that it provides disclosures related to its unconsolidated VIEs in “Note 10 –Investments in Unconsolidated Entities” of the financial statements. However, in order to provide in further detail the required disclosures as set forth above, the Company will add cross-references to these discussions and provide a separate VIE footnote to detail the required disclosures as set forth above.

United States Securities and Exchange Commission
December 20, 2012

2.           Consolidated Balance Sheets, page 76

Please tell us how you determined you were not required to present certain assets and liabilities of consolidated VIEs separately in accordance with ASC 810-10-45-25 and tell us how you complied with the VIE disclosure requirements in ASC 810-10-50.

    The Company believes that it has complied with ASC 810-10-45-25, which requires a reporting entity to present (a) the assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and (b) the liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. The Company discloses the fair value of the assets that collateralize each VIE in “Note 14–Borrowings” of the 10-K. Furthermore, the Company classifies and describes in detail the assets that collateralize each respective VIE in “Note 1–Organization and Basis of Presentation.” The Company discloses the outstanding liabilities attributed to each consolidated VIE in “Note 14–Borrowings.” Finally, the Company presents the fair value and carrying value of the liabilities in aggregate form in “Note 21–Fair Value of Financial Instruments.” In consideration of the cited guidance, the Company will present the assets and liabilities of the consolidated VIEs in tabular form in a separate VIE footnote in future filings.

In further response to the Staff’s comments, the Company believes that it has complied with the disclosure requirements of ASC-810-10-50 through disclosures it provided in “Note 6–Investment and Securities Available-For-Sale,” “Note 7–Investment Securities Held-To-Maturity,” “Note 9–Loans Held For Investment,” “Note 10–Investments In Unconsolidated Entities,” “Note 14–Borrowings” and “Note 21–Fair Value Of Financial Instruments.” Specifically, the Company provides the disclosure requirements of ASC-810-10-50 relating to the determination of whether the Company is a primary beneficiary of a VIE in “Critical Accounting Policies and Estimates.” In determining whether or not the Company is considered a primary beneficiary of a particular VIE, it performed an analysis based on the power and benefits associated with the VIE. It determined that it is the primary beneficiary if it (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) assumes the obligation to (a) absorb the losses of the VIE that could potentially be significant to the VIE or (b) receive benefits from the VIE that could potentially be significant to the VIE. Such an analysis requires the exercise of significant management judgment. The Company has determined that it is the primary beneficiary of RREF CDO 2007-1, RREF CDO 2006-1, Apidos CDO I, Apidos CDO III, Apidos Cinco CDO, and Apidos CLS VIII. Because the Company exercises a principal-agency relationship with these entities, where the power to direct the activities of the entity is through related parties, management, board of directors, or through specific contracts, the Company is able to make decisions that impact the economic performance of these entities.  As part of the principal-agency relationship, the Company assumes the obligation to absorb the losses and receive the benefits to these VIEs.

United States Securities and Exchange Commission
December 20, 2012

Based on the above-analysis, the Company has determined that it, along with its related parties, lacks the sufficient power to direct the activities that may impact the following entities’ performance: LEAF Commercial Capital, Inc., Resource Capital Trust I and RCC Trust II. Disclosures similar to the above will be provided in future filings by the Company in a separate VIE footnote.

In further response to the Staff’s comments, the Company recognizes that it does not disclose the maximum exposure to its unconsolidated and consolidated VIEs and the method of aggregation in connection with its VIEs. The Company provides the required disclosures to conclude that it is not the primary beneficiary for Resource Capital Trust I and RCC Trust II in “Note 10–Investments in Unconsolidated Entities”; however, the Company acknowledges that such disclosures were not included for its investment in LEAF Commercial Capital which is also an unconsolidated VIE. The Company will provide disclosures relating to the maximum exposure to its unconsolidated and consolidated VIEs, the method of aggregation in connection with its VIEs and conclusions that it is not the primary beneficiary of respective unconsolidated VIEs in future filings.

Consolidated Statements of Income, page 77

3.
We note that you include net impairment losses and provision for loan and lease losses as other expenses below the untitled subtotal that appears to be comparable to net operating income. Please revise in future filings to include net impairment losses and provision for loan and lease losses in operating expenses. Refer to ASC 360-10-45-4.

In response to the Staff’s comment, the Company will revise its statement of consolidated net income to comply with the guidance provided in ASC 360-10-45-4 in future filings.

United States Securities and Exchange Commission
December 20, 2012

4.
Please tell us how your presentation of dividends declared per share on the face of the Consolidated Statements of Income complies with the guidance in ASC 260-10-45-5 or revise in future annual Exchange Act reports to include this information in a footnote.

In response to the Staff’s comment, the Company will revise its statement of consolidated net income to comply with the guidance provided in ASC 260-10-45-5 in future filings.

Note 2.   Summary of Significant Accounting Policies, page 81

Principles of Consolidation, page 81

5.	Please expand your policy to discuss the V I Es in which you have invested, including a discussion of why you are or are not considered to be the primary beneficiary.

In determining whether or not the Company is considered a primary beneficiary of a particular VIE, it performed an analysis based on the power and benefits associated with the VIE. It determined that it is the primary beneficiary if it (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) assumes the obligation to (a) absorb the losses of the VIE that could potentially be significant to the VIE or (b) receive benefits from the VIE that could potentially be significant to the VIE. To do this, the Company reviews governing contracts, formation documents and other contractual arrangements to determine the relationship between the Company and the VIE. Furthermore, the Company analyzes the activities that have the most impact on the VIE and determines who has the power to direct those activities. The Company also considers whether it has any kick-out rights, protective rights and/or participating rights over the applicable VIE. Finally, the Company evaluates whether it provides any financial support to the VIE and, if so, determines the reason for providing such support and whether it will be obligated, either through explicit or implicit arrangements, to provide support to the VIE in the future. Such an analysis requires the exercise of significant management judgment.

United States Securities and Exchange Commission
December 20, 2012

The Company has determined that it is the primary beneficiary of RREF CDO 2007-1, RREF CDO 2006-1, Apidos CDO I, Apidos CDO III, Apidos Cinco CDO, and Apidos CLS VIII. Because the Company functions as principal to these entities, where it directs power through its management and related parties, board of directors or through specific contracts, it is able to make decisions that impact the economic performance of these entities. Furthermore, as part of this principal function, the Company assumes the obligation to absorb the losses and receive the benefits to these VIEs.

Based on the above-analysis, the Company has determined that it, along with its related parties, lacks sufficient power to direct the activities that may impact the following entities’ performance: LEAF Commercial Capital, Inc., Resource Capital Trust I and RCC Trust II. The Company has determined that it is not the primary beneficiary of LEAF Commercial Capital, Inc. because it does not participate in any management or portfolio decisions, holds only two of six board positions, and only controls 26.7% of the voting rights in the entity. Furthermore, a third party investor holds consent rights for several corporate actions of the entity including, but not limited to, incurring indebtedness, consummation of a sale of the entity, permitting a liquidation event or initiating a public offering. These factors all indicate that the Company is a passive investor in LEAF Commercial Capital, Inc. The Company has determined that it is not the primary beneficiary of Resource Capital Trust I and RCC Trust II because the Company owns a 3% interest in each of the entities and it does not control the trusts or have the power to direct the activities most significant to the trusts which include the collection of principal and interest and protection of collateral through servicing rights, if any. These factors indicate that the Company is not the primary beneficiary to Resource Capital Trust I and RCC Trust II.

Disclosures similar to the above will be provided by the Company as required in future filings.

Note 6.   Investment Securities Available-for-Sale, page 89

6.
We note that you believe the unrealized losses on available-for-sale securities to be temporary impairments due to market factors and are not reflective of credit deterioration. Given that you do not intend to hold these positions until maturity, please address your intent and ability to hold these securities for the length of time you have forecasted for the recovery of value.

United States Securities and Exchange Commission
December 20, 2012

The Company acknowledges in Note 6-Investment Securities Available-For-Sale that it no longer intends to hold its available-for-sale securities until maturity. The Company advises the Staff that this disclosure was directed at a very small subset of asset-backed securities that were held in the Apidos portfolio valued at approximately $29 million and previously characterized as held-to-maturity. These securities were re-classified from held-to-maturity to available-for-sale securities due to a change in the portfolio strategy whereby the Company’s management could no longer assert it would hold such investments to maturity.  Notwithstanding the foregoing, the Company continues to assert its intent and ability to hold such securities in a loss position until the forecasted recovery of its cost basis. Furthermore, this subset of asset-backed securities does not constitute the larger commercial mortgage-backed-securities (CMBS) portion of our total securities holdings which is valued at approximately $159 million and also classified as available-for-sale. The Company does not have the intent to sell these CMBS securities and it is more likely than not that the Company will not have to sell these securities before recovery of its cost basis. The Company expects to realize the full value of these investments upon maturity or sale. The Company will disclose such information prospectively in future filings.

Note 21.   Fair Value of Financial Instruments, page 119

7.
Please tell us the primary causes for the difference between the carrying value and fair value of your CDO notes payable. In your response, please describe the relationship between the fair value of the CDO notes payable and the fair value of the related collateral. In addition, please confirm that you will include the disclosures required by ASC 825-10-50-10 in future periodic filings.

In response to the Staff’s comment regarding the difference between the fair value and the carrying value of the CDO notes payable, the Company believes the difference is primarily due to the current interest rate environment compounded by credit perceptions of CDO notes payables in the market associated with its vintages of CDO vehicles. The current and anticipated low interest rate environment in the near and moderate term negatively impacts the Company’s calculation of fair value for its CDO notes payable because borrowers in today’s market could issue similarly structured CDO notes payable with similar credit enhancements at better rates. This impact is compounded by discounts associated with perceived underwriting/credit matters in vintages that were issued slightly before the impact of the credit crunch. Finally, the Company advises the Staff that the difference in fair value and carrying value may also be attributed to the fact that the Company has not elected the fair value option for any of its assets or liabilities in the CDO notes payable.

United States Securities and Exchange Commission
December 20, 2012

In response to the Staff’s comment regarding the difference between the fair value of the CDO notes payable and the fair value of related collateral, the Company believes the difference is primarily due to the elimination in consolidation of approximately $375 million of CDO notes payable that were either retained at securitization or were repurchased in the normal course of business. Additionally and as aforementioned, the notes, as opposed to the underlying collateral, continue to receive market discounts related to illiquidity and market perception of creditworthiness of CDO notes that were issued slightly before the impact of the credit crunch. The Company will provide disclosures required by ASC 825-10-50-10 as it applies to its CDO notes payable in future filings.

Additionally, the Registrant acknowledges that:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Mark Rosenstein
Mark Rosenstein